Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended March 31, 2014 and February 28, 2013

(Expressed in United States dollars - unaudited)

Reader’s Note:

These unaudited condensed interim consolidated financial statements for the three and nine months ended March 31, 2014 and February 28, 2013 of Petaquilla Minerals Ltd. (the “Company”) have been prepared by management and have not been reviewed by the Company’s external auditors.

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars - unaudited)

	March 31,	June 30,
	2014	2013
	($)	($)
Assets (Note 11)
Current assets
Cash and cash equivalents	506,762	1,855,544
Short-term restricted investments	340,000	340,000
Receivables, prepaids and other (Note 5)	15,770,180	5,732,751
Inventories (Note 6)	9,075,152	27,349,785
	25,692,094	35,278,080
Non-current assets
Restricted investments (Note 11)	-	2,300,000
Inventories (Note 6)	46,720,828	35,348,467
Other assets (Note 7)	1,300,715	708,123
Exploration and evaluation assets (Note 8)	36,400,537	32,947,253
Mineral property, plant and equipment (Note 9)	116,255,331	111,394,926
	200,677,411	182,698,769
Total Assets	226,369,505	217,976,849

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	107,851,683	61,640,691
Current portion of long-term debt (Note 11)	27,280,491	19,635,805
Current portion of other liabilities (Note 12)	6,664,197	6,560,375
Deferred revenue (Note 13)	-	800,000
Derivative obligation (Notes 13 and 14)	14,296,000	32,250,000
	156,092,371	120,886,871
Non-current liabilities
Long-term debt (Note 11)	10,239,092	15,357,903
Other liabilities (Note 12)	13,388,463	15,424,746
Share purchase warrants (Note 16)	1,525,719	749
Provision for closure and reclamation (Note 15)	12,889,602	12,997,029
	38,042,876	43,780,427
	194,135,247	164,667,298
Shareholders’ equity
Equity attributed to shareholders of the Company	25,372,276	46,348,220
Equity attributed to non-controlling interests	6,861,982	6,961,331
	32,234,258	53,309,551
Total liabilities and shareholders’ equity	226,369,505	217,976,849

Description of business, nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 22 and 24)
Subsequent event (Note 26)

On behalf of the Board:

Richard Fifer, Director	Pedro Pablo Permuy, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars - unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	(Note 1)	(Note 1)	(Note 1)	(Note 1)
	($)	($)	($)	($)

Revenues (Note 17)	5,745,563	28,456,680	36,845,059	86,609,486
Costs of operations
Production costs (Notes 6 and 17)	(4,796,065)	(14,674,845)	(41,634,947)	(39,475,004)
Depreciation and depletion	(2,111,135)	(3,270,436)	(6,814,412)	(11,607,808)
	(1,161,637)	10,511,399	(11,604,300)	35,526,674
Expenses
General and administrative (Note 21)	2,433,303	3,787,856	10,814,995	11,120,621
Donations and community relations	12,314	413,408	216,586	1,166,006
Exploration and evaluation costs	1,190,110	3,131,931	3,865,935	7,123,981
Share-based payments (Notes 16 and 21)	63,107	126,319	301,551	294,466
	(3,698,834)	(7,459,514)	(15,199,067)	(19,705,074)

Earnings (loss) from operations	(4,860,471)	3,051,885	(26,803,367)	15,821,600

Finance income (expenses), net (Note 18)	(44,367)	(187,201)	(1,056,793)	(1,362,764)
Non-operating income (expenses) (Note 19)	(6,716,371)	12,902,204	3,125,456	6,637,591
	(6,760,738)	12,715,003	2,068,663	5,274,827
Net income (loss)	(11,621,209)	15,766,888	(24,734,704)	21,096,427
Net income (loss) attributed to:
Shareholders of the Company	(11,597,515)	15,808,015	(24,637,650)	21,174,607
Non-controlling interests	(23,694)	(41,127)	(97,054)	(78,180)

Other comprehensive income
Foreign currency translation gains (loss)	(14,069)	183,686	1,828,746	1,827,792

Net comprehensive income (loss)	(11,635,278)	15,950,574	(22,905,958)	22,924,219
Net comprehensive income (loss) attributed to:
Shareholders of the Company	(11,611,584)	15,991,701	(22,808,904)	23,002,399
Non-controlling interests	(23,694)	(41,127)	(97,054)	(78,180)

Basic earnings (loss) per share (Note 20)	(0.05)	0.07	(0.11)	0.09
Diluted earnings (loss) per share (Note 20)	(0.05)	0.07	(0.11)	0.09

Weighted average number of common shares outstanding - basic (Note 20)	229,781,771	222,230,161	222,022,291	222,039,658
Weighted average number of common shares outstanding - diluted (Note 20)	229,781,771	231,651,958	222,022,291	231,471,503

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of	Share	Treasury	Share Based	Share	Accumulated	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments	Purchase	Other	Deficit	Shareholders	controlling
	Shares	(Note 16)		Reserve	Warrants	Comprehensive		of the	Interests
						Loss		Company
		($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263
Issue of shares on exercise of share options	366,380	43,136	-	-	-	-	-	43,136	-	43,136
Reclassification of grant date fair value on exercise of share options	-	239,434	-	(239,434)	-	-	-	-	-	-
Share-based payments	-	-	-	294,466	-	-	-	294,466	-	294,466
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	1,827,792	-	1,827,792	-	1,827,792
Treasury shares repurchased	-	-	(166,651)	-	-	-	-	(166,651)	-	(166,651)
Contribution from Other Shareholders	-	-	-	-	-	-	280,000	-	280,000	280,000
Net income (loss)	-	-	-	-	-	-	21,096,427	21,174,607	(78,180)	21,096,427

Balance at February 28, 2013	222,230,161	176,447,923	(11,586,471)	17,393,570	2,001,889	(2,909,836)	(102,042,642)	71,627,757	7,676,676	79,304,433

Balance at July 1, 2013	222,330,161	176,525,947	(11,677,472)	17,627,499	2,001,889	(3,147,552)	(128,020,760)	46,348,220	6,961,331	53,309,551
Unit private placement, net of finders’ fee	14,285,714	1,430,918	-	-	-	-	-	1,430,918	-	1,430,918
Share-based payments	-	-	-	301,551	-	-	-	301,551	-	301,551
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	1,828,746	-	1,828,746	-	1,828,746
Issuance of treasury shares	-	-	100,491	-	-	-	(2,295)	100,491	(2,295)	98,196
Net loss	-	-	-	-	-	-	(24,734,704)	(24,637,650)	(97,054)	(24,734,704)

Balance at March 31, 2014	236,615,875	177,956,865	(11,576,981)	17,929,050	2,001,889	(1,318,806)	(152,757,759)	25,372,276	6,861,982	32,234,258

(1) March 31, 2014 – 17,155,612 (June 30, 2013 – 17,799,111 common shares)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars - unaudited)

	Nine months	Nine months
	ended	ended
	March 31,	February 28,
	2014	2013
	(Note 1)	(Note 1)
	($)	($)
Cash flows from Operating Activities
Cash generated from operations (Note 23)	118,602	18,496,855
Interest paid	(1,798,334)	(1,195,571)
Interest received	68,723	101,803
Net cash provided by (used in) operating activities	(1,611,009)	17,403,087

Cash flows from Financing Activities
Proceeds from issuance of private placement units (Note 16)	4,654,761	-
Proceeds from exercise of share options and warrants	-	43,136
Loan from related party (Note 21)	700,000	-
Third party loan (Note 13)	2,700,000	-
Payment of finance lease obligations (Note 11)	(2,122,746)	(2,014,346)
Repayment of long-term debt (Note 11)	(14,463,163)	(485,889)
Proceeds from bank loans (Note 11)	14,497,551	6,260,228
Net cash provided by financing activities	5,966,403	3,803,129

Cash flows from Investing Activities
Change in restricted cash	46,030	(15,099)
Proceeds on disposal of equipment	-	120,000
Repurchase of treasury shares	-	(166,651)
Redemption of long-term investments (Note 11)	2,300,000	-
Investment in exploration and evaluation assets	(422,492)	(378,031)
Investment in mineral properties, plant & equipment	(7,415,219)	(14,071,664)
Net cash used in investing activities	(5,491,681)	(14,511,445)
Impact of exchange rate changes on cash and cash equivalents	(212,495)	(39,954)
Change in cash and cash equivalents	(1,348,782)	6,654,817
Cash and cash equivalents, beginning of period	1,855,544	1,975,660
Cash and cash equivalents, end of period	506,762	8,630,477

Supplemental cash flow information is contained in Note 23.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND GOING CONCERN

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama, Spain and Portugal. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. The Company also owns 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

On August 19, 2013, the Company announced a change of its fiscal year end from May 31st to June 30th. The Company’s consolidated financial statements for fiscal 2013 therefore included operations for a period of thirteen months from June 1, 2012 to June 30, 2013. As a result of the change in the fiscal year end, these condensed interim consolidated financial statements include operations for the nine month period from July 1, 2013 to March 31, 2014 while the comparatives include operations for the nine month period from June 1, 2012 to February 28, 2013. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of the three and nine months ended March 31, 2014 and February 28, 2013 in these condensed interim consolidated financial statements. The comparative information presented, although for the same length of period, may not be comparable.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of March 31, 2014, the Company has an accumulated deficit of $152,757,759 (June 30, 2013 -$128,020,760) and a working capital deficiency of $130,400,277 (June 30, 2013 - $85,608,791).

The Company is in default of its Forward Gold and Silver Purchase Agreements (Note 14) as the Company failed to meet its physical delivery requirements and has either accrued for or settled such obligations in cash (Notes 10 and 14). The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank. As a result of the default, all balances owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. However, the agreement signed with First Quantum ( Note 26) will allow the Company to completely address its senior credit facility with Deutsche Bank in order to solve the default situation. The Company has been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in these condensed interim consolidated financial statements.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 3 to these condensed interim consolidated financial statements, and are based on IFRS issued and outstanding as of May 15, 2014, the date the Board of Directors approved these condensed interim consolidated financial statements.

All amounts are presented in United States (“U.S”) dollars, the functional currency of the Company, unless otherwise specified.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the three and nine months ended February 28, 2013, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. The Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $957,691 and $3,721,718 for three and nine months ended February 28, 2013 respectively, from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s condensed interim consolidated financial statements for the three and nine months ended February 28, 2013 is disclosed as revenue in these condensed interim consolidated financial statements (Note 17).

Also during the three and nine months ended February 28, 2013, the Company recognized a gain of $13,348,341 resulting from First Quantum Minerals Ltd. (“First Quantum”; previously Inmet Mining Corporation) waiving its right to royalties from the Company’s sales at its Molejon mine (Note 12). The Company previously recorded $9,819,328 of this amount within non-operating income (expense) and the remaining $3,529,013, pertaining to accrued royalties for fiscal 2013, within production costs in the Company’s statement of operations and comprehensive income (loss) for the three and nine months ended February 28, 2013. The Company determined that the entire amount of the gain would more appropriately be classified as a non-operating income (expense) and has therefore presented the amount as such in these condensed interim consolidated financial statements.

3.	ADOPTION OF NEW STANDARDS AND INTERPRETATIONS

The Company has adopted the following new standards, along with any consequential amendments, effective July 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company conducted its review of all of its subsidiaries and non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company does not have any joint arrangements as a result of terminating its joint venture with Constructora Meco S.A during the thirteen months ended June 30, 2013. The adoption of IFRS 11 therefore did not have any impact on the Company’s condensed interim consolidated financial statements.

IFRS 12, Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of IFRS 12 will result in incremental disclosures in the consolidated financial statements of the Company for the year ending June 30, 2014.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

IFRS 13, Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. The Company has adopted IFRS 13 which is primarily applicable to the Company’s derivative obligation and the share purchase warrants. All required fair value disclosures are included in Note 14 and Note 16 respectively.

IFRIC 20, Stripping costs in the Production Phase of a Mine

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation clarifies when an entity should recognize production phase waste removal (stripping) costs incurred in relation to a surface mining operation, as an asset, and how to recognize the relevant depletion of such asset Upon adoption of IFRIC 20 on July 1, 2013, the Company assessed the stripping asset on the consolidated statement of financial position and determined that it is already associated to the identifiable components of the Company’s Molejon mine, which is consistent with the new requirements of the interpretation. The adoption of IFRIC 20 did not result in any impact on the Company’s condensed interim consolidated financial statements.

4.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the thirteen months ended June 30, 2013.

5.	RECEIVABLES, PREPAIDS AND OTHER

	`	March 31,	June 30,
		2014	2013
		($)	($)

Trade and other receivables		15,506,454	4,858,158
Prepaid expenses		263,726	862,593
Deferred transaction fees (Note 7)		-	12,000

		15,770,180	5,732,751

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

6.	INVENTORIES

	March 31,	June 30,
	2014	2013
	($)	($)

Materials and supplies	9,060,906	5,652,222
Work-in-process	-	8,505,896
Finished goods	14,246	626,097
Stockpiled ore	46,720,828	47,914,037
	55,795,980	62,698,252
Less: Non-current stockpiled ore	(46,720,828)	(35,348,467)

	9,075,152	27,349,785

During the three and nine months ended March 31, 2014, the Company recognized $13,344,629 and $50,773,689 of inventory as production costs in the Company’s statement of operations and comprehensive income (loss). Of the total, an amount of $8,479,207 pertains to the write-down of inventories to net realisable value and is recorded as other within non-operating income (Note 19).

7.	OTHER ASSETS

	March 31,	June 30,
	2014	2013
	($)	($)

Restricted cash	133,995	177,135
Deposits on equipment	589,178	-
Long-term accounts receivable	577,542	530,988
Deferred transaction fees	-	12,000
	1,300,715	720,123
Less: current portion
Deferred transaction fees included in
Receivables, prepaids and other (Note 5)	-	(12,000)

	1,300,715	708,123

Restricted cash

The Company has restricted cash held in bank accounts representing term deposits for reclamation funds and to guarantee credit cards.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

8.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)
Balance at June 1, 2012	30,958,901	211,506	31,170,407
Transfer to mining equipment	-	(211,506)	(211,506)
Concessions & property acquisition costs	325,250	-	325,250
Foreign exchange differences	1,663,102	-	1,663,102

Balance at June 30, 2013	32,947,253	-	32,947,253

Balance at July 1, 2013	32,947,253	-	32,947,253
Exploration costs (1)		1,465,144	1,465,144
Foreign exchange differences	1,988,140	-	1,988,140

Balance at March 31, 2014	34,935,393	1,465,144	36,400,537

(1)

As of the date of these condensed interim consolidated financial statements, the Company is reviewing the impact of the information disclosed within note 26 over these exploration costs capitalized as at March 31, 2014.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)

Period ended June 30, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Transfers from held for distribution to owners	-	13,816,829	221,478	-	-	14,038,307
Additions	403,728	10,171,556	16,316,725	2,281,190	1,776,421	30,949,620
Disposals	-	(379,656)	-	-	-	(379,656)
Depletion and depreciation	(17,860)	(18,630,035)	(1,634,681)	(5,188,477)	(1,153,207)	(26,624,260)
Transfer from exploration and evaluation assets	-	211,506	-	-	-	211,506
Transfers	-	11,006,531	(11,006,531)	-	-	-
Foreign exchange differences	26,364	-	-	-	-	26,364

At June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

At June 30, 2013
Cost	881,009	131,908,622	26,942,105	11,321,681	11,973,111	183,026,528
Accumulated depreciation	(24,249)	(55,218,903)	(5,108,627)	(8,329,517)	(2,950,306)	(71,631,602)

Net book value June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

Period ended March 31, 2014
At July 1, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926
Additions	93,584	4,252,577	10,456,896	-	-	14,803,057
Disposals	(3,759)	(136,869)	(32,246)	-	-	(172,874)
Change in estimate	-	-	-	-	(255,554)	(255,554)
Depletion and depreciation	(29,799)	(7,194,262)	(421,771)	(1,696,010)	(224,266)	(9,566,108)
Foreign exchange differences	51,884	-	-	-	-	51,884

At March 31, 2014	968,670	73,611,165	31,836,357	1,296,154	8,542,985	116,255,331

At March 31, 2014
Cost	1,022,718	136,024,330	37,366,755	11,321,681	11,717,557	197,453,041
Accumulated depreciation	(54,048)	(62,413,165)	(5,530,398)	(10,025,527)	(3,174,572)	(81,197,710)

Net book value March 31, 2014	968,670	73,611,165	31,836,357	1,296,154	8,542,985	116,255,331

During the nine months ended March 31, 2014, $1,014,063 (thirteen months ended June 30, 2013 – $839,844) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the nine months ended March 31, 2014 was 6.80% (thirteen months ended June 30, 2013 – 6.51%).

The carrying value of construction in progress as at March 31, 2014 was $26,192,377 (June 30, 2013 –$16,503,156).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through its subsidiary, Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession (Note 26), subject to a graduated 2% net smelter return to the Government of Panama, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	June 30,
	2014	2013
	($)	($)
Accounts payable	93,829,371	57,857,893
Deutsche Bank – accrued obligation (Note 14)	9,618,375	1,600,639
Accrued liabilities	3,010,268	1,704,318
Royalties payable	1,162,942	244,060
Other payables	230,727	233,781

	107,851,683	61,640,691

11.	LONG-TERM DEBT

	March 31,	June 30,
	2014	2013
	($)	($)
Bank loans	16,053,148	16,018,760
Related party loan (Note 21)	700,000	-
Loan from Auramet (Note 13)	3,720,000	-
Finance lease obligations	11,619,027	13,270,442
Convertible loan	5,427,408	5,704,506
	37,519,583	34,993,708
Less: Current portion
Bank loans	(12,481,678)	(10,139,752)
Related party loan (Note 21)	(700,000)	-
Loan from Auramet (Note 13)	(3,720,000)	-
Finance lease obligations	(4,951,405)	(3,791,547)
Convertible loan	(5,427,408)	(5,704,506)
	(27,280,491)	(19,635,805)

	10,239,092	15,357,903

		Finance lease
	Bank loans	obligations	Convertible loan
	($)	($)	($)
Balance at July 1, 2013	16,018,760	13,270,442	5,704,506
New facilities during the period	14,497,551	468,196	-
Principal payments	(14,463,163)	(2,122,746)	-
Impact of foreign exchange difference	-	3,135	(277,098)

Balance at March 31, 2014	16,053,148	11,619,027	5,427,408

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Bank loans

On December 30, 2013, the Company, through its subsidiary Petaquilla Gold S.A, borrowed a sum of $0.36 million from Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA”). The loan accrues interest at 7% per annum and is repayable within 90 days. As at March 31, 2014, the entire amount remains outstanding.

During the thirteen months ended June 30, 2013, the Company, through its subsidiary Petaquilla Gold S.A, entered into a $4 million bank loan with MetroBank S.A. The loan accrued interest at 7.50% per annum and was repayable within 180 days. On July 15, 2013, the Company, through its subsidiary Panama Desarrollo De Infraestructuras, S.A (“PDI”), entered into another $7 million bank loan with MetroBank S.A and used the proceeds to repay the $4 million bank loan obtained for Petaquilla Gold S.A. This new loan accrues interest at 7.50% per annum and has a term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the contract with FQM (Akubra) Inc., a subsidiary of First Quantum for delivery of aggregate materials and screened rocks (Note 22). The contract is to be terminated without any further liability to either First Quantum or the Company (Note 26). Total principal and interest payments amounted to $4.6 million and $0.26 million respectively during the nine months ended March 31, 2014. As at March 31, 2014, the outstanding obligation relating to this loan is $2.4 million.

During the thirteen months ended June 30, 2013, the Company, through its subsidiary PDI, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The balance outstanding for the loans as of June 30, 2013 was $0.61 million which was repaid in its entirety during the nine months ended March 31, 2014. Total interest paid amounted to $0.02 million.

During fiscal 2012 and 2013, the Company through its subsidiary Petaquilla Gold S.A., entered into working capital credit facilities with Lafise Bank of Panama for an amount up to $2.95 million. This credit facility accrues interest of 7.75% per annum. As of June 30, 2013, the obligation relating to these facilities was $2.95 million, which was repaid during the nine months ended March 31, 2014. The Company concurrently entered into a separate credit line facility with Lafise Bank of Panama under the same terms as the previous facilities for an amount up to $3 million. As of March 31, 2014, the outstanding obligation relating to this facility is $3 million. During the nine months ended March 31, 2014, total interest payment on the facilities amounted to $0.17 million.

During fiscal 2012 BBVA approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. Total principal and interest payments on the facility during the nine months ended March 31, 2014 amount to $1.0 million and $0.25 million respectively. As of March 31, 2014, the outstanding obligation relating to this facility is $5.2 million (June 30, 2013 -$6.2 million).

During fiscal 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary, PDI. The facility was collateralized by a $2.3 million cash term deposit which earned interest at 5% per annum. Total balance outstanding to Global Bank of Panama as of June 30, 2013 was $1.4 million. During the nine months ended March 31, 2014, the Company redeemed the cash term deposit and utilized the proceeds to repay the entire balance with the Global Bank of Panama. Total interest paid during the nine months ended March 31, 2014 amounted to $0.04 million.

Bank loans include overdraft balances at certain banks of $5,045,298 as at March 31, 2014 (June 30, 2013 -$907,360).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finance lease obligations

During the nine months ended March 31, 2014, the Company through its subsidiary, Petaquilla Gold S.A, entered into a finance lease arrangement with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") in relation to a power generator for a total value of $0.35 million. The lease accrues interest at 6% per annum for a period of two years.

Also during the nine months ended March 31, 2014, the Company through its subsidiary Petaquilla Gold S.A, entered into two finance lease arrangements through a loan facility with MetroBank S.A for a total value of $0.12 million. The leases accrue interest of 6% per annum for period of between three and four years to maturity. The outstanding obligation related to these finance leases as of March 31, 2014 is $0.1 million.

During the thirteen months ended June 30, 2013, the Company through its subsidiary PDI, entered into four finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial for $1.1 million, $0.8 million, $0.66 million and $2.1 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest of 7.00% per annum for a period of three and four years respectively, the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years, while the lease with Caterpillar Financial accrues interest at 6.00% per annum for a period of five years. Total principal and interest payments on these leases for the nine months ended March 31, 2014 amounted of $0.75 million and $0.2 million, respectively. At March 31, 2014, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial is $0.55 million, $0.58 million, $0.54 million, and $1.8 million respectively.

During fiscal 2012, the Company through its subsidiary PDI, entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the nine months ended March 31, 2014 amount to $0.7 million and $0.15 million. At March 31, 2014, the outstanding obligation relating to these finance leases is $2.7 million (June 30, 2013 - $3.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also during fiscal 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI, entered into six finance lease arrangements with Caterpillar Financial for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the nine months ended March 31, 2014 amount to $0.5 million ($0.1 million from Petaquilla Gold S.A. and $0.4 million, from PDI) and $0.09 million ($0.01 million from Petaquilla Gold S.A. and $0.08 million from PDI) respectively. At March 31, 2014, the outstanding obligation relating to these finance leases is $2.2 million ($0.7 million from Petaquilla Gold S.A. and $1.5 million from PDI) (June 30, 2013 - $2.7 million ($0.8 million from Petaquilla Gold S.A. and $1.9 million from PDI)).

During fiscal 2011, the Company through its subsidiary PDI, entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the nine months ended March 31, 2014 amounted to $0.7 million and $0.1 million, respectively. At March 31, 2014, the outstanding obligation relating to these finance leases is $2.1 million (June 30, 2013 - $2.8 million).

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the Convertible Loan”) with Deutsche Bank for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The Convertible Loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share based on the five-day volume weighted average share price of the Company’s common shares on the date of the conversion.

The Company is in default of its Gold and Silver Agreements (Note 14) as the Company failed to meet its physical delivery requirements and has either accrued for (Note 10) or settled such obligations in cash. The default persists as

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the amortized cost of the Convertible Loan was classified as a current liability and accreted to its face value of CAD $6,000,000. As at March 31, 2014, the translated carrying value of the Convertible Loan was $5,427,408 (June 30, 2013 - $5,704,506).

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

12.	OTHER LIABILITIES

	March 31,	June 30,
	2014	2013
	($)	($)
Community support obligation	8,460,993	9,418,454
Land lease advance	11,591,667	12,566,667
	20,052,660	21,985,121
Less: Current portion
Community support obligation	(5,364,197)	(5,260,375)
Land lease advance	(1,300,000)	(1,300,000)
	(6,664,197)	(6,560,375)

	13,388,463	15,424,746

A reconciliation of other liabilities is as follows:

	Community support	Land lease advance
	obligation
	($)	($)
Balance – June 1, 2012	7,078,792	-
Additional obligation	4,053,346	13,000,000
Accretion expense	46,316	-
Payment of obligation	(1,760,000)	-
Amortization of land lease advance	-	(433,333)

Balance – June 30, 2013	9,418,454	12,566,667

Balance – July 1, 2013	9,418,454	12,566,667
Accretion expense	25,856	-
Payment of obligation	(983,317)	-
Amortization of land lease advance	-	(975,000)

Balance – March 31, 2014	8,460,993	11,591,667

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Community support obligation

The Company has an arrangement to make future community support payments and has recognized a liability for the present value of the estimated future payments of $4,794,700 (undiscounted - $5,009,000) and a corresponding accretion expense due to the passage of time using the following assumptions:

	March 31,	June 30,
	2014	2013
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$120,000	$120,000
Length of term	April 1, 2014 to	July 1, 2013 to
	June 30, 2017	June 30, 2017

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. As at March 31, 2014, $3,666,293 is outstanding from the obligation.

Land lease agreement

On February 24, 2013, the Company and First Quantum signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by First Quantum relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, First Quantum leases certain lands owned by the Company for establishment of temporary and permanent camp space for First Quantum’s Cobre Panama project for an annual rent of $1.3 million. On February 28, 2013, the Company received a payment from First Quantum in relation to this land lease of $13 million, comprising rent for a 10 year period. During the nine months ended March 31, 2014, rental income of $975,000 (February 28, 2013 - $nil) was recognized in the Company’s statement of operations and included as other within non-operating income (expenses).

Also in conjunction with the term sheet, First Quantum waived its right over 5% royalties from the Company’s sales at its Molejon mine, in accordance with a previous agreement. The waiver resulted in a gain of $13,348,341 within non-operating income (expense) in the Company’s statement of operations and comprehensive income (loss) for the three and nine months ended February 28, 2013 (Note 2).

13.	DEFERRED REVENUE

On February 4, 2014, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,700,000 the Company is required to deliver 3,000 ounces of gold (250 ounces per week for 12 weeks commencing during the week of February 17, 2014 and ending during the week of May 5, 2014). The agreement assumes a minimum gold price of $1,240 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,240 per ounce) shall bear interest at the lower of (i) 20% per annum or (ii) the highest rate allowable by applicable law.

In addition to the Prepayment Facility, the Company also granted Auramet, European style call options (the “Call Options”) for purchasing 18,000 ounces of gold at a strike price of $1,400 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on September 1, 2014 and ending on December 29, 2014.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The Call Options are considered to be embedded derivatives. The Company employed the Black-Scholes option pricing model to determine the fair value of these Call Options of $680,000 on February 4, 2014. The residual amount of $2,020,000 was allocated to deferred revenue.

As at March 31, 2014, the fair value of the embedded derivative was determined to be $440,000 and as a result the change in fair value of $240,000 has been recorded as non-operating income in the Company’s statement of operations and comprehensive income (loss).

The fair value of the embedded derivative was determined using the following assumptions:

	March 31, 2014	February 4, 2014
Gold spot price	$1,294	$1,253
Gold market price volatility	15.00%	20.00%
Risk-free interest rate	1.07%	0.99%
Estimated lives of the Call Options (years)	0.42 – 0.75	0.57 – 0.90

The Prepayment Facility is to be collateralized by a cash deposit of $3,000,000 with Auramet for a minimum of 3 months and will earn 1.5% interest per annum; but shall be returned in $1,000,000 increments following corresponding reductions in exposure on the Prepayment Facility. As at the date of these condensed interim consolidated financial statements, the cash deposit has not been made by the Company.

The Company also entered into an off-take agreement with Auramet, pursuant to which the Company will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement (Note 14) to Auramet for a period of two years commencing on February 17, 2014.

As a result of the Company’s liquidity, the Company’s activity at its Molejon mine has reduced significantly since the date of the Prepayment Facility. The Company therefore assessed the possibility of being able to deliver the required ounces to Auramet pursuant to the Prepayment Facility and determined that it is more likely that the Company would have to settle its obligations in cash. The Prepayment Facility therefore met the requirements of IAS 39, financial instruments: recognition and measurement, and the Company’s cash obligation to settle the amount of $3,720,000, being 3,000 ounces of gold at a pre-determined price of $1,240 per ounce pursuant to the event of default of the Prepayment Facility, was recorded as a loan (Note 11). The resulting loss of $1,700,000 is recorded as other within non-operating income (expense) during the three and nine months ended March 31, 2014.

During the nine month period ended March 31, 2014, the Company entered into another gold prepayment facility with Auramet in exchange of $2,500,000 and during the thirteen months ended June 30, 2013, the Company had entered into a similar to gold prepayment facility in exchange for $800,000. The Continuity schedule of deferred revenue is as follows:

($)

Deferred revenue – July 1, 2013	800,000
Additions	4,520,000
Revenue recognized	(2,942,521)
Settlement of undelivered ounces (1)	(357,479)
Transferred to loan	(2,020,000)

Deferred revenue – March 31, 2014	-

(1)

The Company settled the requirements for undelivered ounces by issuing promissory notes to Auramet for a total of $400,716. Cash payments of $212,189 were made and the remainder of the promissory notes were net off against the Company’s receivable balance with Auramet.

The Company’s sale of gold to Auramet during the nine months ended March 31, 2014 amounted to $17.6 million which constitutes 90.4% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

14.	DERIVATIVE OBLIGATION

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest is to be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold

Total delivery requirements for fiscal year 2014	12,195
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700
25,695

The Company is in default of its Gold Agreement as the Company failed to meet its physical delivery requirements and has either accrued for (Note 10) or settled such obligations in cash more frequently than allowable as per the terms of the Gold Agreement. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank.

As the Gold Agreement was entered into by the Company for delivery of a non-financial item in accordance with its expected sale requirements, the cash advance obtained from Deutsche Bank commensurate with the delivery of future ounces of gold was considered to be deferred revenue on inception of the agreement and until February 28, 2013, the date of management’s evaluation of the conditions that may cause the Company to not meet additional delivery requirements. As the delivery requirements were not met, the Gold Agreement did not meet the own use exemption under IAS 39 on March 1, 2013. The Gold Agreement has therefore since been accounted for as a derivative instrument.

($)

Derivative obligation – March 1, 2013	39,965,000
Sales recorded on delivery of gold	(145,161)
Settlement of undelivered ounces	(4,467,605)
Obligation for undelivered ounces	(1,299,375)
Unrealized loss (gain) on fair value of derivative obligation	(7,849,859)

Derivative obligation – June 30, 2013	26,203,000

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Derivative obligation – July 1, 2013	26,203,000
Settlement of undelivered ounces	(4,180,275)
Obligation for undelivered ounces	(7,861,219)
Unrealized loss (gain) on fair value of derivative obligation	(2,629,506)

Derivative obligation – March 31, 2014	11,532,000

A total of $7,861,219, representing the monetary value of 8,910 undelivered gold ounces up to March 31, 2014, has been accrued for and recorded within accounts payable and accrued liabilities.

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative of $11,532,000 and $26,203,000 on March 31, 2014 and June 30, 2013, respectively using the following assumptions:

	March 31, 2014	June 30, 2013
Number of ounces	16,785	30,150
Gold spot price	$1,294	$1,203
Gold price volatility	19.0%	20.0%
Gold forward rate	1.50%	1.46%
Average credit spread for the Company	5.43%	5.43%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of silver

Total delivery requirements for fiscal year 2014	128,800
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200
301,600

The Company is in default of its Gold Agreement as the Company failed to meet its physical delivery requirements and has either accrued for or settled such obligations in cash more frequently than allowable as per the terms of the Gold Agreement. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

As the delivery requirements under the Gold Agreement were not met, and by virtue of all agreements with Deutsche Bank being interrelated, the Silver Agreement also met the requirements of IAS 39 on March 1, 2013, similar to the Gold Agreement, and the entire agreement has since been accounted for as a derivative instrument.

A reconciliation of derivative obligation as related to the Silver Agreement is as follows:

($)

Derivative obligation – March 1, 2013	9,949,000
Sales recorded on delivery of silver	(115,584)
Settlement of undelivered ounces	(940,279)
Obligation for undelivered ounces	(301,264)
Unrealized loss (gain) on fair value of derivative obligation	(2,544,873)

Derivative obligation – June 30, 2013	6,047,000

Derivative obligation – July 1, 2013	6,047,000
Settlement of undelivered ounces	(991,952)
Obligation for undelivered ounces	(1,757,156)
Unrealized loss (gain) on fair value of derivative obligation	(973,892)

Derivative obligation – March 31, 2014	2,324,000

A total of $1,757,156, representing the monetary value of 86,200 undelivered silver ounces up to March 31, 2014, has been accrued for and recorded within accounts payable and accrued liabilities.

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative of $2,324,000 and $6,047,000 on March 31, 2014 and June 30, 2013, respectively using the following assumptions:

	March 31, 2014	June 30, 2013
Number of ounces	215,400	347,200
Silver spot price	$19.97	$18.86
Silver price volatility	35.0%	35.0%
Silver forward rate	1.95%	1.91%
Average credit spread for the Company	5.43%	5.43%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

15.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $12,889,602 at March 31, 2014 (June 30, 2013 - $12,997,029), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at March 31, 2014 (June 30, 2013 – approximately $13.8 million). An inflation rate assumption of 1.73% has been used to estimate future costs (June 30, 2013 – 1.84%). A discount rate of 1.75% (June 30, 2013 – 1.41%) was used in determining present value at March 31, 2014. Accretion expense of $148,127 has been charged to the condensed interim consolidated statement of operations for the nine months ended March 31, 2014 (February 28, 2013 - $109,166) to reflect an increase in the carrying amount of the obligations.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2012	11,062,579
Accretion expense	158,029
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at June 30, 2013	12,997,029

Balance at July 1, 2013	12,997,029
Accretion expense	148,127
Revision in estimates	(255,554)

Balance at March 31, 2014	12,889,602

16.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At March 31, 2014, the Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At March 31, 2014, there were 236,615,875 common shares issued and outstanding (June 30, 2013 – 222,330,161). There are no preferred shares issued and outstanding.

On January 21, 2014, the Company issued 643,449 common shares worth $100,491 to acquire the remaining non-controlling interest in the Company’s subsidiary of $2,295, resulting in a loss of $98,196 which is included as other within non-operating income (expense) in the Company’s statement of operations and comprehensive income (loss).

On November 15, 2013 and November 19, 2013, the Company closed a private placement financing (the “Private Placement”) of a total of 14,285,714 units at a price of CAD $0.35 per unit, raising a gross proceeds of $4,775,093 (CAD$5,000,000). Each unit consists of one common share and one common share purchase warrant, whereby each warrant entitles the holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of CAD $0.45 per share. The finder’s fees and other costs in connection with the Private Placement amounted to $95,502 (CAD $100,000) and $24,830 (CAD $26,000) respectively.

On the date of the Private Placement, $3,307,184 of the proceeds were allocated to share purchase warrants based on its fair value, while the remaining $1,467,909 was allocated to share capital. These share purchase warrants, with their exercise price denominated in CAD, are considered derivative instruments and were re-measured at fair value of $1,525,719 at March 31, 2014. The fair value of the share purchase warrants was determined using the Black-Scholes option pricing model using the following assumptions:

	Private Placement Date	March 31, 2014
Expected dividend yield	Nil	Nil
Expected stock price volatility	80.44%	75.10%
Risk-free interest rate	1.78%	1.71%
Expected life of options	5.00 years	4.64 years

The finder’s fee and transaction costs were also allocated to share purchase warrants and share capital consistent with the allocation of proceeds. A total of $36,991 were allocated to share capital and recorded as share issuance costs while the remaining costs of $83,341, being attributable to the derivative instrument, were expensed through the Company’s statement of operations and comprehensive loss.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at May 31, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(466,380)	0.12
Expired	(1,780,818)	0.40

Outstanding at June 30, 2013	10,385,115	0.45
Granted	700,000	0.42
Expired	(300,000)	0.52
Cancelled and forfeited	(1,212,023)	0.65

Outstanding at March 31, 2014	9,573,092	0.40
Outstanding at June 30, 2013	10,385,115	0.45
Exercisable at March 31, 2014	8,591,842	0.40

The following table summarizes information about share options outstanding at March 31, 2014:

Number of Share
Options Outstanding
	Exercise Price	Expiry Date
2,700,000	CAD $0.23	November 18, 2014
150,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
200,000	CAD $1.11	December 21, 2015
798,092	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,450,000	CAD $0.34	May 8, 2017
1,250,000	CAD $0.56	January 29, 2018
150,000	CAD $0.33	January 29, 2018
550,000	CAD $0.35	January 29, 2018
400,000	CAD $0.34	August 15, 2018
300,000	CAD $0.52	December 1, 2018
9,573,092

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The exercise price of share options is equal to the five days volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $301,551 were recognized during the nine months ended March 31, 2014 with a corresponding increase to share-based payments reserve (February 28, 2013 - $294,466).

The fair values of the options granted during the nine months ended March 31, 2014 and the thirteen months ended June 30, 2013 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	March 31, 2014	June 30, 2013
Expected dividend yield	Nil	Nil
Expected stock price volatility	66.18%	75.12%
Risk-free interest rate	1.29%	1.28%
Expected life of options	2.88 years	3.16 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S dollar, a variable amount of cash in the Company’s functional currency will be received upon exercise and therefore the warrants are considered derivative instruments. At March 31, 2014 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $1,525,719 (June 30, 2013 -$749). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the nine months ended March 31, 2014 was a gain of $1,666,899 (February 28, 2013 – $102,685). The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

As at March 31, 2014, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)

Outstanding at May 31, 2012	38,048,272	1.32
Expired	(5,890,672)	0.60

Outstanding at June 30, 2013	32,157,600	1.45
Granted	14,285,714	0.45
Expired	(32,157,600)	1.45

Outstanding at March 31, 2014	14,285,714	0.45

At March 31, 2014, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
8,571,430	CAD $0.45	November 15, 2018
5,714,284	CAD $0.45	November 19, 2018

14,285,714

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at May 31, 2012	36,810,000	499,826
Expiry of warrants	(4,810,000)	(159,672)
Change in fair value of warrants	-	(339,405)

Balance at June 30, 2013	32,000,000	749
Expiry of warrants	(32,000,000)	(749)
Grant of warrants	14,285,714	3,307,184
Change in fair value of warrants	-	(1,666,899)
Impact of foreign exchange	-	(114,566)

Balance at March 31, 2014	14,285,714	1,525,719

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finder’s stock options

As at March 31, 2014, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)

Outstanding at June 30, 2013	1,568,748	1.00
Expired	(1,568,748)	1.00

Outstanding at March 31, 2014	-	-

17.	REVENUES

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	($)	($)	($)	($)

Sale of gold	936,386	22,732,313	19,473,111	75,524,333
Sale of aggregate materials	4,809,177	166,622	17,371,690	1,716,323
Rendering of services	-	1,026,639	258	2,617,895
Revenue from Joint Venture	-	4,531,106	-	6,750,935

	5,745,563	28,456,680	36,845,059	86,609,486

During the nine months ended March 31, 2014, revenue from sale of silver of $659,534 (February 28, 2013 -$1,472,302), considered to be a by-production from the extraction of gold, has been presented as an offset against production cost.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

18.	FINANCE INCOME (EXPENSES), NET

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	($)	($)	($)	($)

Interest income	21,416	8,280	68,723	101,803
Foreign exchange gain	472,568	303,735	634,739	45,150
Accretion of closure and reclamation provision	(56,228)	(36,508)	(148,127)	(109,166)
Accretion of community support obligation and change in estimates	(8,130)	(10,494)	(25,856)	(33,235)
Interest and accretion on finance lease obligations and long-term debt	(473,993)	(452,214)	(1,586,272)	(1,367,316)

	(44,367)	(187,201)	(1,056,793)	(1,362,764)

19.	NON-OPERATING INCOME (EXPENSES)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	($)	($)	($)	($)

Mark-to-market gain on share purchase warrants (Note 16)	99,127	635,822	1,666,899	102,685
Mark-to-market gain (loss) on embedded derivatives	240,000	1,875,000	240,000	(267,000)
Mark-to-market gain (loss) on derivative obligation (Note 14)	(4,443,935)	-	3,603,398	-
Mark-to-market gain on conversion feature (Note 11)	-	567,405	-	306,135
Loss on settlement of forward agreements	-	(1,752,205)	-	(1,752,205)
Gain on waiver of accrued royalties (Note 12)	-	13,348,341	-	13,348,341
Other	(2,611,563)	(1,772,159)	(2,384,841)	(5,100,365)

	(6,716,371)	12,902,204	3,125,456	6,637,591

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

20.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	($)	($)	($)	($)
Earnings (loss) per share
Basic	(0.05)	0.07	(0.11)	0.09
Diluted	(0.05)	0.07	(0.11)	0.09

Net income (loss)	(11,621,209)	15,766,888	(24,734,704)	21,096,427
Net income (loss) available (attributable) to common shareholders – basic	(11,597,515)	15,808,015	(24,637,650)	21,174,607
Net income (loss) available (attributable) to common shareholders – diluted	(11,597,515)	15,344,230	(24,637,650)	21,530,844

Weighted average number of shares outstanding
Weighted average number of shares outstanding – basic	229,781,771	222,230,161	222,022,291	222,039,658
Dilutive securities:
Convertible loan	-	5,716,486	-	5,716,486
Share options	-	3,478,429	-	3,526,842
Warrants	-	226,882	-	188,517

Weighted average number of shares outstanding - diluted	229,781,771	231,651,958	222,022,291	231,471,503

For the three and nine months ended March 31, 2014, exercisable common equivalent shares totaling 44,915,424 (February 28, 2013 – 43,015,254 and 43,120,059) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of convertible loan) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

21.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in these condensed interim consolidated financial statements, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company incurred costs for goods and services provided to the Molejon mine of $459,118 during the nine months ended March 31, 2014 (February 28, 2013 - $319,817) to companies controlled by the Chairman. The amount is recorded within general and administrative expenses. As at March 31, 2014, $524,553 was owed to this related party (June 30, 2013 - $349,019).

  The Company incurred legal fees of $13,385 during the nine months ended March 31, 2014 (February 28, 2013 – $126,090) to a law firm where an officer is a partner. The amount is included within general and administrative expenses. As at March 31, 2014, $212,892 was owed to this related party (June 30, 2013 - $184,641).

  During the nine months ended March 31, 2014 the Company borrowed $700,000 from a company controlled by a director of the Company. The balance accrues interest at 8% per annum. Proceeds have been utilized for the Company’s working capital. As at March 31, 2014, the balance is included as related party loan within the long-term debt (Note 11).

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31,	February 28,	March 31,	February 28,
	2014	2013	2014	2013
	($)	($)	($)	($)
Salaries and short-term employee benefits	790,294	849,041	2,686,317	2,498,931
Share-based payments	44,747	52,296	245,047	156,849
	835,041	901,337	2,931,364	2,655,780

As at March 31, 2014, salaries and short-term employee benefits in the amount of $931,809 (June 30, 2013 -$131,052) remain unpaid and are included in accounts payable and accrued liabilities.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

22.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	107,851,683	-	-	-	-
Office lease	73,225	61,200	56,700	-	-
Finance lease obligations	4,951,405	4,047,873	1,785,927	708,540	125,282
Related party loan (Note 21)	700,000	-	-	-	-
Loan from Auramet (Note 13)	3,720,000	-	-	-	-
Bank loans	16,901,677	1,785,626	1,785,845	-	-
Fundacion Petaquilla (1)	1,723,736	1,440,000	1,440,000	240,000	-
Community support obligation (Note 12)	3,666,293	-	-	-	-
Derivative obligation	13,856,000	-	-	-	-
Convertible loan	5,427,408	-	-	-	-
Provision for closure and reclamation	5,087	5,174	18,424	7,830,003	5,899,300

	158,876,514	7,339,873	5,086,896	8,778,543	6,024,582

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 14) and where those ounces are not delivered, paying the shortfall in cash. The Gold Agreement, Silver Agreement and Convertible Loan (Note 11) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at March 31, 2014 and to the date of these condensed interim consolidated financial statements, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1).

In accordance with the land lease agreement (Note 12), the Company has received an advance rental payment of $13 million, $1,408,333 of which has been earned as of March 31, 2014. The Company is committed to making the land available for use by First Quantum until 2023.

In conjunction with an arrangement with First Quantum (Note 12), the Company also entered into a contract with First Quantum for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. Subsequent to the three months period ended March 31, 2014, the Company entered into an amending agreement with First Quantum, which terminated the previous arrangement with no further liability for either First Quantum or the Company (Note 26).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months	Nine months
	ended	ended
	March 31,	February 28,
	2014	2013
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve – option exercise	-	239,434
Change in estimate of provision for closure and reclamation	(255,554)	-
Issuance of treasury shares in settlement of debt	98,196	-
Mineral property, plant and equipment financed through payables	11,105,101	3,244,286
Mineral property, plant and equipment acquired through credit line facility and capital leases	468,196	1,912,180
Depreciation and depletion allocated to ending inventory	6,573,729	2,842,179
Embedded derivative on the agreement with Auramet (Note 13)	680,000	-
Contributions by non-controlling interest	-	280,000

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

	Nine months	Nine months
	ended	ended
	March 31,	February 28,
	2014	2013
	($)	($)
Cash generated from operations
Income (loss) from continuing operations	(24,734,704)	21,096,427
Adjustment for:
Depreciation and depletion	6,814,412	11,607,808
Depreciation included in general and administrative expenses	417,949	794,581
Share-based payments	301,551	294,466
Loss on disposal of equipment	-	108,107
Gain on waiver of accrued royalties (Note 12)	-	(13,348,341)
Issuance of treasury stock in settlement of debt	98,196	-
Loss on conversion of deferred revenue into loan (Note 13)	1,700,000	-
Unrealized gain on share purchase warrants (Note 16)	(1,666,899)	(102,685)
Unrealized loss (gain) on embedded derivatives	(240,000)	267,000
Loss on settlement of forward agreements	-	1,752,205
Unrealized gain on conversion feature obligation	-	(306,136)
Unrealized gain on derivative obligation (Note 14)	(3,603,398)	-
Finance expense, net	1,417,049	1,060,860
Amortization of financing fee and deferred revenue (Note 13)	(2,942,521)	(7,809,357)
Amortization of land lease advance (Note 12)	(975,000)	-
Unrealized foreign exchange gain	(392,413)	(7,941)
Increase in receivables, prepaids and other	(10,362,529)	(7,084,959)
Decrease (increase) in inventory	9,344,368	(18,625,256)
Increase in accounts payable and accrued liabilities	28,825,274	20,171,198
Payment of community support obligation (Note 12)	(983,317)	(1,080,000)
Land lease advance (Note 12)	-	13,000,000
Customer advances (Note 13)	2,485,000	-
Cash paid for settlement of commodity forward contracts (Notes 13 and 14)	(5,384,416)	(3,291,122)

Cash generated from operations	118,602	18,496,855

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

24.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of March 31, 2014 would have been an increase in cost of sales of approximately $6.3 million should the legislation be enacted and applied retroactively.

b)

During January 2014, the Company has been notified that IIASA Panama, S.A. (“IIASA”) has filed two claims against its Panamanian subsidiary PDI, S.A. in the amount of approximately $0.7 million. As at March 31, 2014 the claimed amount by IIASA was recorded within accounts payable and accrued liabilities. As of the date of these condensed interim consolidated financial statements, the Company and IIASA have agreed a final amount to be settled in due course.

c)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

25.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	March 31,	June 30,
	2014	2013
	($)	($)

Panama	164,163,783	148,286,974
Iberia	36,508,495	34,384,094
Canada (Corporate)	5,133	27,701

Non-current assets	200,677,411	182,698,769

26.	SUBSEQUENT EVENT

a)

On May 8, 2014, the Company and First Quantum executed an amendment to the previous agreement with First Quantum, dated May 23, 2013 (the “Second Amendment”). In accordance with the Second Amendment, First Quantum is to pay to the Company up to $60 million for a transfer of a range of assets and property rights. The transaction ensures that there will be a complete separation of the current operations of the Company’s Molejon gold mine and the Cobre Panama copper project, currently being developed by First Quantum. Of the total amount, $3.3 million is to be paid on the execution of the Second Amendment with an additional $46.7 million conditional on the Company meeting specific deliverables before July 6, 2014. An additional $5 million is payable after one year conditional on certain approvals being granted with the final $5 million payable 30 days after the first ore shipment from the Cobre Panama project, provided the Company has fulfilled all its obligations and achieved all milestones set out in the Second Amendment.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2014 AND FEBRUARY 28, 2013
(Expressed in United States dollars, unless otherwise noted - unaudited)

The key aspects of the Second Amendment include:

  Petaquilla to transfer 99,735 hectares of exploration concession applications in the region to First Quantum;

  Petaquilla to transfer to First Quantum, 551.5 hectares at the north end of its Molejon mining concession area to support the current planning of the Cobre Panama mine development;

  Termination of the aggregates and the screened rocks agreement, entered into on May 23, 2013, without liability to either party, effective June 30, 2014;

  Petaquilla to transfer to First Quantum, the sole ownership of the Llano Grande road, which is the main access road to the Cobre Panama project area, and ownership of the other access roads as well as rights of way along First Quantum’s electrical distribution corridor;

  Petaquilla to transfer to First Quantum, a total of 833.3 hectares of land (both title and possessory rights) which comprises all of Petaquilla’s land holdings within a 30 kilometer radius of the Cobre Panama project (excluding the Molejon concession);

  Petaquilla to waive any rights to the Botija Abajo, Brazo, Balboa, Colina, Botija, and Valla Grande copper deposits or to any mineral deposits outside Petaquilla’s residual portion of the Molejon mining concession area; and

  Petaquilla to provide future collaboration, assistance and support in connection with First Quantum’s current surface rights application, Law No. 9 amendments, and any possible future expansions of the Cobre Panama project.

b)

During April 2014, the Company was served a claim by Global Hunter Securities, LLC seeking payment from the Company for the provision of services and reimbursement of expenses in an aggregate amount of approximately $1.27 million. The Company’s legal counsel not able to provide an opinion as to either party’s chances of success as the discovery process has not yet commenced.